

October 21, 2022

Rich Wheeless
Chief Executive Officer
ParcelPal Logistics Inc.
1111 Melville Street, Suite 620
Vancouver, BC V6A 2S5 Canada

> **Re: ParcelPal Logistics Inc.**
> **Form 20-F for the Fiscal Year ended December 31, 2021**
> **Filed May 4, 2022**
> **File No. 000-56191**

Dear Rich Wheeless:

We have reviewed your September 12, 2022 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our August 26, 2022 letter.

Form 20-F for the Fiscal Year ended December 31, 2021

Operating Results, page 23

1. We note that the revisions proposed in response to prior comment 1 include disclosure as part of the risk factor *Effect of international conflicts on supply chain and energy costs, including fuel costs for delivery fleet*, that appear to reflect a material change.

    For example, you indicate that in 2021, in connection with expanding operations and your customer base, you introduced new non-Amazon customer agreements that provided only partial reimbursement of the actual costs of vehicle fuel, which have in turn caused your vehicle fuel costs to rise significantly for this customer base, thereby increasing your cost of doing business and diminishing operating profits and margins.

Please further expand your disclosure under Operating Results in MD&A to quantify and discuss the vehicle fuel cost effects of these customer agreements on your 2021 results and in comparison to your 2020 results.

2. We understand from your response to prior comment 2, that your acquisitions of WeDoLaundry, UpMeals and Farmer's Meal did not have material affects on your 2021 operating results, having generated collectively less than $50,000 in revenues. Please provide such clarifying details under this heading.

    Please also expand your disclosure in Note 15 – Subsequent Events on page F-32, to include details about your October 5, 2021 letter of intent that were known prior to filing your initial report on May 4, 2022.

    For example, provide a description of the business or assets to be acquired, the acquisition timeframe, and circumstances that led to changes in the purchase consideration and the plan to acquire assets rather than a business, to the extent known at that point in time.

Operating and Financial Review and Prospects
Liquidity and Capital Resources, page 27

3. We note that disclosure revisions proposed in response to prior comment 3 indicate that at December 31, 2021, your March 12, 2021 three-tranche note to Tangiers carried a principal balance of $566,000. However, your revised disclosure for Note 12 indicates the outstanding balances of the second and third tranche were US$257,740 (CAD$326,763) and US$618,500 (CAD $812,091), respectively. Please resolve this apparent discrepancy.

Financial Statements
Note 12 - Convertible Promissory Note, page F-28

4. We understand that the revisions proposed in response to prior comment 5 would accompany the roll-forward of derivative and loan balances that presently appears on page F-31. Please also include a table listing each of the notes having outstanding balances, along with the outstanding balances, to show the composition of total debt.

    You may contact Lily Dang at (202) 551-3867 if you have questions regarding comments on the financial statements and related matters. Please contact Karl Hiller, Branch Chief, at (202) 551-3686 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation